Notice to ASX/LSE Rio Tinto to invest $1.9 billion to develop the Kangwinan bauxite project in Western Cape York, Queensland 23 October 2026 MELBOURNE, Australia-- Rio Tinto will invest $1.9 billion1 to develop the Kangwinan bauxite project on Western Cape York Peninsula in Queensland, underpinning the long-term future of its Weipa Operations and continued supply to its international customers and its Australian alumina refineries. Kangwinan highlights Rio Tinto’s continued commitment to mining in Australia and will sustain its position as one of the world’s leading high-quality bauxite producers. This brownfield investment will leverage Rio Tinto’s project execution capability and reflects continued application of the company’s disciplined capital allocation framework. It will add 20 million tonnes of annual bauxite production capacity in Weipa, leveraging some existing infrastructure, with first output targeted in 2029 and full production expected by 2032. The project will replace production from the Andoom mine near Weipa as it reaches the end of its life this decade, while increasing Weipa Operations’ annual capacity to about 44 million tonnes, from current production of around 38 million tonnes per year. It will also help compensate for the planned end of production at the Gove mine in the Northern Territory in 2029. Rio Tinto Aluminium & Lithium Chief Executive Jérôme Pécresse said: “Kangwinan is a strong vote of confidence in Weipa, in the quality of its bauxite, the capability of its workforce, and the future of the communities and businesses closely connected to our operations. “The project represents the most significant new mining investment in Queensland in recent years and is a sign of Rio Tinto’s long-term commitment to its bauxite business, the State and our integrated mine-to-metal aluminium value chain. “For more than 60 years, we have operated in Western Cape York, building a world-class bauxite business and enduring relationships with Traditional Owners and local communities. Cultivating and expanding that ongoing partnership will be critical to the long-term success of our operations. “As Kangwinan moves forward, and with the planned acquisition of the Aurukun Bauxite Project, we will keep listening and working together to create lasting value for Western Cape York, while respecting the connection Traditional Owners have to Country and making sure they continue to benefit sustainably from our operations. “This investment will support jobs, create opportunities for local and regional businesses, and help us continue supplying our customers with the high-quality bauxite they have relied on for decades.” Kangwinan, where early works began in 2025, will establish a new bauxite production centre 15 kilometres south-east of Rio Tinto’s Amrun mine, which is located 40km south of the town of Weipa. A 15-kilometre conveyor will transport ore from Kangwinan to expanded stockyard facilities and the existing Amrun wharf. The wharf will be expanded to accommodate larger capesize vessels, improving supply-chain efficiency and reducing freight costs. EXHIBIT 99.12

Notice to ASX/LSE Construction will ramp up in 2027 and is expected to support more than 1,300 construction jobs. Longer term, the project will help sustain Rio Tinto’s residentially based workforce of around 1,500 people in the Western Cape. In addition to its Kangwinan investment, Rio Tinto last month agreed to acquire, subject to government approvals, the adjacent Aurukun Bauxite Project from current owners Glencore (70%) and Mitsubishi (30%) to support its long-term growth plans in Western Cape York, using existing and planned infrastructure. The combined Amrun, Kangwinan and Aurukun operations are expected to support Weipa Operations well beyond the middle of this century. 1 All currency figures are in US dollars. Kangwinan’s total capital estimate of $1.9 billion is inclusive of $150 million for early works, which was pre-approved in 2025. This replacement capital expenditure is incorporated within Rio Tinto’s mid-term capital guidance. The investment is expected to deliver an internal rate of return of approximately 22%, based on third party market forecasts as at Q4 2026. Additional information Rio Tinto’s Australian aluminium operations span bauxite mines, alumina refineries and aluminium smelters, directly employing more than 5,000 people and supporting thousands more jobs across the country. The Kangwinan project, alongside recent agreements to support the future of the Bell Bay, Tomago and Boyne smelters, demonstrates how Rio Tinto is investing across its integrated aluminium value chain to support Australian production and jobs for years to come. The project was named Kangwinan at the request of the Wik Waya Traditional Owners. Kangwinan is a protector of all sacred, ceremonial and female protocols of the Wik Waya tribe. It is also the name of the black female crow, a totem of the Wik Waya people. Rio Tinto will continue to work with Traditional Owners to minimise impacts on cultural heritage, waterways and important access routes. Environmental permits for the Kangwinan project were previously secured through the State and Commonwealth-approved South of Embley Environmental Impact Statement (EIS). If the Aurukun acquisition proceeds, Rio Tinto would assess the appropriate environmental approvals pathway for its future development, in consultation with State and Commonwealth agencies, and work closely with Traditional Owners throughout the next stages of planning and development. Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, Investor Relations,

Notice to ASX/LSE United Kingdom Rachel Arellano M +44 7584 609 644 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Matthew Whyte, Rio Tinto’s Group Company Secretary. riotinto.com